UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2014

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

85 Medinat Hayehudim St., Herzliya
Pituach, PO Box 4033,

____________Herzliya 4614001, Israel____________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated February 3, 2014 is hereby incorporated by reference into the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007, January 18, 2008, and October 28, 2008, respectively.

XTL BIOPHARMACEUTICALS LTD.

(the ''Company'')

Re: Immediate Report on Convening of an Extraordinary General Meeting of Shareholders of the Company, in Accordance with the Israeli Companies Law – 1999

In accordance with the resolution of the Company's Board of Directors on January 30, 2014, the Company hereby announces the convening of an extraordinary general meeting (the “Meeting”) of shareholders of the Company, in accordance with provisions of the Israeli Companies Law – 1999 (the “Companies Law”), as follows:

1.	Time and Place of the Meeting

The extraordinary general meeting shall be held on Monday, March 10, 2014, at 12:00PM (Israel Standard Time – “IST”), at the Law Offices the Company's attorneys, Kantor & Co., at 12 Abba Hillel Silver Road, Ramat-Gan, Israel. Should a deferred meeting be required, it shall take place on Monday, March 17, 2014, in the same place and at the same time and venue as scheduled for the original meeting.

2.	The subjects on the agenda for the Meeting:

2.1	Approval of Mr. Joshua Levine's Employment Terms as Chief Executive Officer ("CEO"), Including Grant of 1,500,000 Non-Marketable, Listed Options, Exercisable into Company Shares – proposed text of resolution: “In accordance with the resolution of the Company’s Compensation Committee and Board of Directors dated January 30, 2014, the shareholders of the Company hereby approve the terms of an employment agreement between the Company and Mr. Joshua Levine (the “Employment Agreement”), pursuant to which Mr. Levine will serve as the Company's CEO in a fulltime position.” The employment terms of the CEO will be as set forth below:

2.1.1	Monthly Salary – Mr. Levine will be entitled to a gross monthly salary of NIS 40,000 (NIS 480,000 annually). It should be noted that Mr. Joshua Levine commenced his term as the Company’s CEO on October 15, 2013. Therefore, the salary shall be paid retroactively, effective from said commencement date.

2.1.2	Contingent Bonus:

2.1.2.1	Upon the successful completion of cash fund raising of at least US$3 million in a public offering or private placement of equity securities, including securities convertible or exercisable into equity of the Company or any entity under its control (which for this purpose means ownership by the Company of greater than50% of the outstanding voting securities (“Control”)), as long as Mr. Levine is appointed as such entity's CEO (the "Fund Raising"), during the thirty six (36) month period from the date hereof, the Company will pay Mr. Levine a bonus equal to 1% of the above Fund Raising amount, up to a maximum aggregate amount of US$200,000 in any calendar year.

2.1.2.2	In the event the Company or any of its wholly-owned subsidiaries or any entity under its Control, as long as Mr. Levine is appointed as such entity's CEO, receives payment in connection with any collaboration or other transaction relating to their respective products or technologies, excluding payments made to finance specific research and development activity and royalty payments, Mr. Levine shall be entitled to payment of 1% of the cash actually received by the Company in such transaction, whether as upfront payments, milestone payments or payments of any other form, up to an aggregate maximum amount of US$200,000 in any calendar year and per single transaction (hereinafter the "Transaction Bonus"). Any Transaction Bonus payments relating to milestone payments shall be valid only if Mr. Levine is employed by the Company at the time of the transaction/payment.

2.1.2.3	In the event the Company or any of its wholly-owned subsidiaries or any entity under its Control, as long as Mr. Levine is appointed as such entity's CEO, receives payment in connection with payments made to finance specific research and development activity, Mr. Levine shall be entitled to receive payment of 0.5% of such funding actually received by the Company up to an aggregate maximum of US$200,000 in any calendar year and per single research and development funding (hereinafter the "R&D Bonus"). Any R&D Bonus payments shall be valid only if Mr. Levine is employed by the Company at the time of the transaction/payment.

It should be noted that the cumulative amount of the Fund Raising bonus, Transaction Bonus and R&D Bonus together as set forth in sub-paragraphs 2.1.2.1 – 2.1.2.3, may not exceed an annual cumulative amount of US $300,000.

2.1.3	Social Benefits; Vehicle; Severance Pay – In the context of his duties, the CEO will be entitled to social benefits such as convalescence pay, managers insurance, study fund, a medical examination once every calendar year, vehicle Grade 4, mobile phone – as customary in the Company for senior officers.

2.1.4	Term of Agreement and Termination – The Employment Agreement shall take effect from the date of approval at the Company's general meeting of shareholders, and will continue for a 3-year term as of that date. Notwithstanding the aforesaid, both the Company and Mr. Levine reserve the right to terminate the agreement, subject to each party giving the other party 3-months advance written notice during the first year of the agreement, and 4-months advance written notice thereafter.

2.1.5	Options – In consideration for his service as the Company's CEO, Mr. Levine will be entitled to an allotment of 1,500,000 non-marketable stock options, without charge, exercisable into 1,500,000 ordinary shares of the Company, NIS 0.1 par value each, subject to the adjustments specified in the Company's option plan (the "Options"), as set forth below:

2.1.5.1	Assuming that the full amount of options is exercised, the shares deriving from the said exercise will constitute 0.64% of the issued and paid up capital, and 0.58% on a fully diluted basis. It should be noted that Mr. Levine does not hold any securities of the Company. The ratio between Mr. Levine's annual compensation package as CEO, compared with the average annual compensation package of the other employees is 2.

2.1.5.2	The exercise price of 600,000 of the Options is NIS 0.60 each, non-linked, reflecting a price higher than the average share price in the 30 days preceding the date of the Board of Directors' resolution (the "Primary Options"). The exercise price of 900,000 of the Options is NIS 0.90 each (the "Secondary Options"), reflecting an exercise price 50% higher than that of the Primary Options.

2.1.5.3	Mr. Levine will be entitled to receive the Options and exercise them within a maximum period of 120 months from the date of allotment, subject to the terms and conditions contained herein, and based on a maturity period of 36 months, such that 1/12 of the Options granted to him will mature at the end of each consecutive calendar quarter following the grant date. Following the lapse of 36 months, all the Options may be exercised by him (the "Vesting Period"), subject to Mr. Levine continuing to serve in his position during the Vesting Period.

2.1.5.4	The allotment will be made in accordance with Section 102 of the Income Tax Ordinance (New Version) – 1961 (the "Ordinance").

2.1.5.5	Pursuant to the Tel-Aviv Stock Exchange directives, owing to the transition to clearing on day T+1 of unlisted shares and convertible securities, there will be no conversion of options on the determining day for a distribution of bonus shares, offering by way of rights, dividend distribution, capital consolidation, capital split or capital reduction (each of the above will hereinafter be referred to as "Company Event"). Furthermore, should the ex-date of the Company Event fall before its determining day, no conversion will be made on that date.

2.1.5.6	Shares deriving from the Options will grant Mr. Levine the right to receive invitations, attend Company meetings and vote therein. All of the Company's shares, including those deriving from the Options, have equal rights among them, pro rata to the amount of capital paid, or credited as paid, on their par value, in regard to dividend and any other distribution or participation in the distribution of surplus Company assets upon dissolution.

2.1.5.7	In accordance with the approved Company option plan, the exercise price and number of unexercised options allotted to Mr. Levine, will be adjusted in the following cases:

a.	The number and class of shares that may be acquired in regard to the exercise of options granted under the Option Plan will be proportionally adjusted to an increase or decrease in the number of allotted shares deriving from the split (including bonus shares), consolidation, exchange of shares, change of classes of shares or a combination of all of the above.

It should be noted that, in each case, the exercise price shall be adjusted so as not to be below the share par value.

No adjustments shall be made where securities are issued by way of rights granted to the Company's shareholders.

The number of shares or the exercise price will not be adjusted where dividends are distributed in cash or deemed as distributed.

b.	In any event of a merger or consolidation, in which the Company is not an "absorbing" company ("Acquisition Event"), the Options shall be replaced or considered as options granted by the absorbing company, in which case the following provisions shall apply: (1) the Options' maturity period will not change, apart from the fact that 25% of the number of options that have not yet matured on the date of the Acquisition Event, will immediately mature; (2) should the offeree's tenure end before the lapse of one year from the date of the Acquisition Event, a further 25% of the options that have not yet matured on the date of the Acquisition Event, will immediately mature.

c.	In the event of the Company's dissolution, the Board of Directors or the Committee appointed by it shall notify the option holders to that effect, by giving 15 days prior notice at least, during which period the option holders may exercise the all options in their possession whose maturity period has not yet expired. In the event of failure to exercise their right during the said period, the options will expire.

d.	Where the Company receives an offer to effect a transaction, whether by way of acquiring the shares of the Company or otherwise, the outcome of which will be a change in control, the option holders may exercise all options in their possession within a period of 6 months commencing on the date of effecting the transaction and/or the date of fulfillment of the conditions precedent.

2.1.6	The exercise shares will be listed under the name of the listing company through which the Company's shares will be listed at the time.

2.1.7	According to the Black and Scholes formula, the financial value of the shares granted to Mr. Levine as of the date of adopting the Board of Directors resolution, is approximately NIS 850 thousand, reflecting an average value of NIS 0.57 per option. The assumptions serving as a basis for calculating these values are as follows: a share price of NIS 0.60, exercise price of NIS 0.60 for the Primary Options and NIS 0.90 for the Secondary Options, option term of 10 years, annual standard deviation of 148.39%, capitalization coefficient of 2.76% according to the Tel-Aviv Stock Exchange directives, updated parameters for securities calculations from 11.04.2012 and dividend yield of 0%.

2.1.8	In accordance with the provisions of Article 102 of the Ordinance and Rules issued by virtue thereof, the options and the shares deriving from exercise of the options and all the rights granted by virtue thereof, including bonus shares, will be deposited for Mr. Levine with a trustee, up to 24 months from the date on which the Options were allotted to the trustee.

2.1.9	The options and shares derived from the exercise thereof are subject to a 6 month holding period, in accordance with the provisions of the U.S Securities Act of 1933, as amended and Rule 144 thereunder. Company shares issued on account of exercised options will bear legend as follows:

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE WERE ORIGINALLY ISSUED ON ________, HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES ("STATE ACTS") AND MAY NOT BE SOLD, ASSIGNED, PLEDGED, TRANSFERRED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR STATE ACTS OR AN EXEMPTION FROM REGISTRATION THEREUNDER''

2.1.10	Below is a summary table showing the terms of employment of the Company's CEO in NIS:

Compensation Recipient				Compensation for Services							Other Compensation			Total
Name	Position	Scope	% of holding in Company	Month./Ann. gross salary	Grant	Share based payment	Management fees	Professional fees	Commission	Other	Interest	Lease fees	Other
Joshua Levine	CEO	100%	-	40,000 / 480,000	-	850,000	-	-	-	-	-	-	-	1,330,000

3.	Legal Quorum

In the Meeting, a legal quorum will constitute the presence of at least two (2) shareholders, by themselves or their representatives, holding together at least 33% of the total voting rights in the Company. If at the elapse of half an hour from the Meeting's scheduled time the legal quorum is not present, the meeting will be postponed by one week for the same day of the week, at the same time and venue as scheduled for the original meeting, or for a different date and/or venue as determined by the Board in a notice to the shareholders (the "Deferred Meeting"). The Deferred Meeting will discuss the same agenda as planned for the original meeting. If a legal quorum is not present in the Deferred Meeting at the elapse of half an hour from the Deferred Meeting's scheduled time, any number of shareholders present, by themselves or their representatives, will constitute a legal quorum and the meeting will be entitled to discuss the issues on the agenda.

4.	The Record Date

The date for establishing the shareholders' entitlement to vote in the Meeting, as stated in section 182 to the Israeli Companies Law, is Friday, February 7, 2014, (the "Record Date"). According to the Israeli Companies Regulations (Proof of Share Ownership for Voting in the General Meeting), 2000, a shareholder that has a share registered in its name at a member of the Stock Exchange whereby that share is included in the shares registered in the Company's Registrar, and is interested in voting in the general meeting, must produce for the Company the Stock Exchange member's proof of the shareholder's ownership of the share on the Record Date, as required by said regulations.

The Company's shareholders are entitled to participate and vote in the Meeting by themselves or through a legally certified agent. The document certifying the agent to vote (the "Letter of Appointment") and a power of attorney by virtue of which the Letter of Appointment was signed (if any) will be deposited with the Company's attorneys at least 48 hours before the Meeting begins.

5.	The majority required for passing the resolution:

5.1	In order to pass the resolution mentioned in section 2.1 above, a majority of present participant votes is required, provided one of the following:

(1)	In counting the majority of votes in the general meeting or the Deferred Meeting (should it take place), participant votes of non-controlling shareholders or those without personal interest in approving the Compensation Policy will be included. Abstaining votes shall not be counted as participants. Votes of those with personal interest shall be subject to the provisions of section 276 of the Companies Law, mutatis mutandis.

(2)	The total of opposing votes of shareholders in sub-section (1) above shall not exceed two percent of all voting rights in the Company.

6.	The Israeli Securities Authority's distribution site (the "Distribution Website" or "Magna") and website address of the TASE where the formats of proxy statements and position statements can be found as they are defined in section 88 to the Israeli Companies Law are: www.magna.isa.gov.il and www.tase.co.il, respectively. Voting as per the proxy statement will be done on the second part of the proxy statement as published in the Magna. A shareholder may contact the Company directly and receive the formats of the proxy statement and position statements (if any). A Stock Exchange member will e-mail a link to the formats of the proxy statement and position statements on the magna, at no charge, to any shareholder that is not registered at the shareholders' registrar and whose shares are registered at that Stock Exchange member, if the shareholder so requests, provided that the notice is given with respect to a specific securities account and prior to the record date. A shareholder whose shares are registered at a Stock Exchange member is entitled to receive the proof of ownership from the Stock Exchange member through which it holds the shares at the Stock Exchange member's branch or via mail to the shareholder's address in return for a delivery fee only, if so requested. A request in this respect will be provided in advance for a specific securities account. The proxy statement must be produced to the Company's attorneys at said address so that the proxy statement reaches the Company's attorneys' office not less than 72 hours before the date of convening the meeting. The last date for producing position statements to the Company is up to ten days after the Record Date (the "Last Date for Delivering Position Notices"), namely Monday, February 17, 2014 and the last date for producing the Board's response to the position statements is five days from the Last Date for Delivering Position Notices, namely Saturday, February 22, 2014.

The Company does not allow voting through the internet.

In accordance with the Israeli Companies Regulations (Proxy Statements and Position Statements), 2005, a shareholder may address the Company offices, and after providing a proof of identity, withdraw their proxy statement or cancel their vote, not less than 24 hours before the meeting convenes; in such case, the shareholder will be able to vote only during the general meeting.

One or more shareholders that hold shares at a rate representing five percent or more of the total voting rights in the Company and anyone who holds such rate out of the total voting rights that are not held by the controlling shareholder in the Company, as defined in section 286 to the Israeli Companies Law, may review the proxy statements as detailed in Regulation 10 to the Israeli Companies Regulations (Proxy Statements and Position Statements), 2005.

7.	Attached hereto as Exhibit A to this Company Report on Form 6-K is a copy of the proxy card to be used in connection with the Meeting.

8.	The documents pertaining to this report may be reviewed at the Company's offices at 85 Medinat Hayehudim Street, Herzliya, during regular office hours and by making an appointment at +972-9-9557080.

9.	The Company's representatives for handling this report are Mr. Ronen Kantor, Adv. and/or Mr. Ron Soulema, Adv. of Kantor & Co. Law Offices at 12 Abba Hillel Silver Road, 8th Floor, Ramat-Gan, Tel: +972-3-6133371.

Sincerely,

XTL Biopharmaceuticals Ltd.

About XTL Biopharmaceuticals Ltd. (“XTL”)

XTL Biopharmaceuticals Ltd., a biopharmaceutical company, focuses on the acquisition and development of pharmaceutical products for the treatment of unmet clinical needs. XTL is focused on late stage clinical development of drugs for the treatment of multiple myeloma, schizophrenia and lupus.

XTL is a public company traded on the Nasdaq Capital Market (NASDAQ: XTLB) and the Tel-Aviv Stock Exchange (TASE: XTL). XTL shares are included in the following indices: Tel-Aviv Biomed, Tel-Aviv MidCap, and Tel-Aviv Bluetech-50.

Cautionary Statement

Some of the statements included in this Form 6-K may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: February 3, 2014	By:	/s/ Josh Levine
Josh Levine
Chief Executive Officer

Exhibit A

Proxy Card – Part One

In accordance with Regulation 7 of the Israeli Companies Regulations (written voting and position statements), 2005 (the “Regulations”).

Company Name	XTL Biopharmaceuticals Ltd. (the “Company”)
Type of meeting	An extraordinary general meeting of the Company’s shareholders (the “Meeting”)
Time and place of meeting:	At the Law Offices the Company's attorneys, Kantor & Co., at 12 Abba Hillel Silver Road, Ramat-Gan, Israel, on Monday, March 10, 2014, at 12:00PM (Israel Standard Time)
Subjects on the agenda:	Approval of Mr. Joshua Levine's employment terms as Chief Executive Officer (“CEO”) of the Company, including grant of 1,500,000 non-marketable, exercisable into Company shares.
The version of each of the proposed resolutions:	In accordance with the resolution of the Company's Compensation Committee and Board of Directors dated January 30, 2014, the shareholders of the Company hereby approve the terms of an employment agreement between the Company and Mr. Joshua Levine (the “Employment Agreement”), pursuant to which Mr. Levine will serve as the Company's CEO in a fulltime position.
Location and time for reviewing the complete version of the proposed resolutions:	The documents pertaining to this report may be reviewed at the Company's offices at 85 Medinat Hayehudim Street, Herzliya, during regular office hours and by making an appointment at +972-9-9557080.
The required majority to pass a resolution at the meetings for each of the subjects on the agenda:

A majority of present participant votes is required, provided one of the following:

(1)      In counting the majority of votes in the Meeting or a deferred meeting (should it take place), participant votes of non-controlling shareholders or those without personal interest in approving the Employment Agreement will be included. Abstaining votes shall not be counted as participants. Votes of those with personal interest shall be subject to the provisions of section 276 of the Companies Law, mutatis mutandis.

(2)      The total of opposing votes of shareholders in sub-section (1) above shall not exceed two percent of all voting rights in the Company.

Validity of the proxy card:

The Company's shareholders are entitled to participate and vote in the Meeting by themselves or through a legally certified agent. The document certifying the agent to vote (the "Letter of Appointment") and a power of attorney by virtue of which the Letter of Appointment was signed (if any) will be deposited with the Company's attorneys at least 72 hours before the Meeting begins.

Address for submitting proxy cards and position statements:	Law Offices the Company's attorneys: Kantor & Co., at 12 Abba Hillel Silver Road, Ramat-Gan, Israel or Company HQ: 85 Medinat Hayehudim St., Herzliya Pituach, Israel
The last date for submitting position statements to the Company and the last date for submitting the Board of Directors' response to the Position statements:	The last date for submitting position statements is February 17, 2014. The last date for submitting the Board of Directors' response to the position statements is February 22, 2014.
The addresses of the distribution website and internet website of the TASE where the proxy cards and position statements are available	A copy of the proxy card can be downloaded from the TASE website (www.tase.co.il) or from the distribution website (www.magna/isa.gov.il). Additionally, a shareholder is entitled to approach the Company directly (through Adv. Kantor & Co.) and receive from him the proxy card form.
Receipt of a proof of ownership:	A shareholder is entitled to receive the proof of ownership at the branch of the member of Stock Exchange or by post, if so requested, whereas, such a request shall be given in advance to a specific securities account.
Link to the proxy card form:	A non-registered shareholder is entitled to receive free of charge by email a link to the proxy card form and position statements on the distribution website from the member of the stock exchange through whom his stock is held, unless he notified the Company and/or the Stock Exchange that he is not interested in receiving a link as aforementioned, and that he is interested in receiving the proxy card by post in return for payment; a shareholder's notice with regard to proxy cards shall apply also to the receipt of position statements.
Reviewing the proxy cards;	One or more shareholders holding shares at a rate that constitutes five percent or more of the total voting rights in the Company, and also anyone holding an aforementioned rate from the total voting rights that are not held by a controlling shareholder in the Company in accordance with its definition in Article 268 of the Israeli Companies Law, 1999, is entitled to review the proxy cards after the convening of the general meeting at the Company's registered offices during the regular working hours, after he has proven his right to do so, and has also stated the number of shares which constitute the aforementioned five percent.
The vote:	A shareholder shall state his vote regarding each of the subjects on the agenda on a form that constitutes the second part of the proxy card. The proxy cards shall be submitted to the Company offices no later than on Friday, March 7, 2014 until 12:00PM (noon) (Israel Standard Time).

Proxy Card –Part Two

In accordance with Regulation 5(a) of the Israeli Companies Regulations (voting in writing and position statements) 2005 (the "Regulations")

Company name	XTL Biopharmaceuticals Ltd.

Company address (for submitting and sending proxy cards)	85 Medinat Hayehudim St., Herzliya Pituach, Israel 46766

Company number	520039470

Date & time of meeting	Monday – March 10, 2014 At 12:00PM Israel Standard Time

Type of meeting	An extraordinary general meeting of Company Shareholders

Record date:	February 7, 2014 at the end of trading day

Details of the shareholder

Name of the shareholder

I.D. number

Passport number (if does not have an Israeli I.D.)

Country issued

Valid until

Corporation Number (if the shareholder is a corporation)

Country of incorporation

The vote

Subject on the agenda	The Vote[1]			Existence of personal interest
	For	Against	Abstain	Yes	No
approve the employment agreement between the Company and Mr. Joshua Levine, pursuant to which Mr. Levine will serve as the Company's CEO in a fulltime position, including the private placement on the basis thereof

Date	Signature

_______________________

1 No markings shall be considered abstention from voting on that subject.